UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

111, Inc.

(Name of Issuer)

Common Stock, par value of $0.00005 per share

(Title of Class of Securities)

68247Q102**

(CUSIP Number)

March 2, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, each representing two Class A ordinary shares (“ADS”). No CUSIP has been assigned to the Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68247Q102

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Verlinvest Asia (HK) Limted

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Hong Kong

5.	Sole Voting Power 0

6.	Shared Voting Power 7,618,966

7.	Sole Dispositive Power 0

8.	Shared Dispositive Power 7,618,966

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,618,966

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.61%(1)

12.	Type of Reporting Person (See Instructions) CO

(1) Based on the number of shares outstanding of 165,353,402 Class A ordinary shares outstanding on an as-converted basis as of Dcember 31, 2020, as stated in the Issuer's Form 20-K filed with the SEC on April 30, 2021.

CUSIP No. 68247Q102

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Verlinvest Asia Pte Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Singapore

5.	Sole Voting Power 0

6.	Shared Voting Power 7,618,966

7.	Sole Dispositive Power 0

8.	Shared Dispositive Power 7,618,966

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,618,966

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.61%(1)

12.	Type of Reporting Person (See Instructions) CO

(1) Based on the number of shares outstanding of 165,353,402 Class A ordinary shares outstanding on an as-converted basis as of Dcember 31, 2020, as stated in the Issuer's Form 20-K filed with the SEC on April 30, 2021.

CUSIP No. 68247Q102

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Verlinvest SA

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Belgium

5.	Sole Voting Power 0

6.	Shared Voting Power 7,618,966

7.	Sole Dispositive Power 0

8.	Shared Dispositive Power 7,618,966

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,618,966

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.61%(1)

12.	Type of Reporting Person (See Instructions) CO

(1) Based on the number of shares outstanding of 165,353,402 Class A ordinary shares outstanding on an as-converted basis as of Dcember 31, 2020, as stated in the Issuer's Form 20-K filed with the SEC on April 30, 2021.

CUSIP No. 68247Q102

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Verlinvest Group SA

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Belgium

5.	Sole Voting Power 0

6.	Shared Voting Power 7,618,966

7.	Sole Dispositive Power 0

8.	Shared Dispositive Power 7,618,966

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,618,966

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.61%(1)

12.	Type of Reporting Person (See Instructions) CO

(1) Based on the number of shares outstanding of 165,353,402 Class A ordinary shares outstanding on an as-converted basis as of Dcember 31, 2020, as stated in the Issuer's Form 20-K filed with the SEC on April 30, 2021.

CUSIP No. 68247Q102

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Vedihold SA

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Luxembourg

5.	Sole Voting Power 0

6.	Shared Voting Power 7,618,966

7.	Sole Dispositive Power 0

8.	Shared Dispositive Power 7,618,966

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,618,966

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.61%(1)

12.	Type of Reporting Person (See Instructions) CO

(1) Based on the number of shares outstanding of 165,353,402 Class A ordinary shares outstanding on an as-converted basis as of Dcember 31, 2020, as stated in the Issuer's Form 20-K filed with the SEC on April 30, 2021.

Item 1.
	(a)	Name of Issuer 111, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 3-5F, No. 295 ZuChongZhi Road, Pudong New Area, Shanghai, the People’s Republic of China

Item 2.
(a)

Name of Person Filing
This Schedule 13G/A is being filed jointly on behalf of the following reporting persons: (i) Verlinvest Asia (HK) Limited, a limited company incorporated in Hong Kong, (ii) Verlinvest SA, a company incorporated in Belgium, (iii) Verlinvest Group SA, a company incorporated in Belgium, and (iv) Vedihold SA, a company incorporated in Luxembourg (together, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement filed as Exhibit 99.1 to the Schedule 13G filed January 18, 2019, pursuant to which the Reporting Persons have agreed to file this statement jointly in acordance with the provisions of Rule 13-d(k)(1) under the Exchange Act of 1934, as amended.

	(b)	Address of the Principal Office or, if none, Residence 31/F., 148 Electric Road, North Point, Hong Kong.
	(c)	Citizenship See cover pages for each of the Reporting Persons.
	(d)	Title of Class of Securities Class A ordinary shares, par value of $0.00005 per share.
(e)	CUSIP Number
There is no CUSIP number assigned to the Class A ordinary shares. CUSIP number 68247Q102 has been assigned to the ADSs of the Issuer, which are quoted on The NASDAQ Global Select Market under the symbol “YI.” Each ADS represents 2 Class A ordinary shares.

Item 3.
Not applicable.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
	(b)	Percent of class:
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote
		(ii)	Shared power to vote or to direct the vote
		(iii)	Sole power to dispose or to direct the disposition of
		(iv)	Shared power to dispose or to direct the disposition of
See the cover pages for each of the Reporting Persons.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
The Reporting Persons named herein are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. A joint filing agreement among the Reporting Persons was attached as Exhibit 99.1 to the Schedule 13G, filed January 18, 2019.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 27, 2021
Date

Verlinvest Asia (HK) Limited

/s/ Raphael Thiolon	/s/ Axelle Henry
Name: Raphael Thiolon	Name: Axelle Henry
Title:Director	Title:Director

Verlinvest Asia Pte Ltd

/s/ Raphael Thiolon	/s/ Axelle Henry
Name: Raphael Thiolon	Name: Axelle Henry
Title: Director	Title: Director

Verlinvest SA

/s/ Raphael Hulpiau	/s/ Axelle Henry
Name: Raphael Hulpiau	Name: Axelle Henry
Title: Joint Proxy-holder	Title: Joint Proxy-holder

Verlinvest Group SA

/s/ Raphael Hulpiau	/s/ Axelle Henry
Name: Raphael Hulpiau	Name: Axelle Henry
Title: Joint Proxy-holder	Title: Joint Proxy-holder

Vedihold SA

/s/ Fons Mangen
Name: Fons Mangen
Title: Managing Director

Exhibit Index

Exhibit 99.1: Joint Filing Agreement, dated May 27, 2021, by and among the Reporting Persons.